

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2026

Wallace Ruiz
Chief Financial Officer
Inuvo, Inc.
500 President Clinton Ave., Ste 300
Little Rock, AR 72201

      **Re:  Inuvo, Inc.**
               **Registration Statement on Form S-3**
               **Filed February 6, 2026**
               **File No. 333-293270**

Dear Wallace Ruiz:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eddie Kim at 202-551-8713 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services

cc:     Jeremy D. Siegfried